UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

VERIZON COMMUNICATIONS INC.

(Exact name of the registrant as specified in its charter)

Delaware	1-8606	23-2259884
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1095 Avenue of the Americas New York, New York	10036
(Address of principal executive offices)	(Zip code)

Mary Louise Weber, Esq.                                                                     (908) 559-5636

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Verizon Communications Inc. has issued a Conflict Minerals Report for the period from January 1, 2014 to December 31, 2014. A copy of the Conflict Minerals Report is filed herewith as Exhibit 1.01 and is available at http://www.verizon.com/about/financial-reporting-summary.

Item 1.02 Exhibit

See Item 2.01

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Verizon Communications Inc.
(Registrant)

Date: May 29, 2015	/s/ Francis J. Shammo
Francis J. Shammo
Executive Vice President and Chief Financial Officer